Will H. Cai

+852 3758 1210

wcai@cooley.com

January 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 8 to Draft Registration Statement on Form F-4 Submitted on November 23, 2022 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 23, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 8 to Draft Registration Statement on Form F-4 (the “DRS/A”). In response to the comments set forth in the Comment Letter, the Company has revised the DRS/A and is filing a revised version of the DRS/A (the “Revised DRS/A”) via EDGAR with this response letter.

Before addressing the Staff’s comments in detail, the Company would like to respectively submit to the Staff an overview on three overarching points: (1) Bitdeer’s historical transactions with Matrixport Group, (2) Bitdeer’s limited exposure to counterparty risk, and (3) the impact on Bitdeer’s business operations in relation to the recent cryptocurrency price volatility.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Revised DRS/A. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

I.	Bitdeer’s historical transactions with Matrixport Group

A.	Bitdeer’s crypto lending to and crypto wealth management products purchased from Matrixport Group have been short-term in nature historically, all have all been repaid or redeemed, and Bitdeer does not plan to conduct such transactions in the foreseeable future

•	Bitdeer made crypto lending to and purchased crypto wealth management products from Matrixport Group only in the second half of 2021 and in 2022, all of which were short-term in nature and were repaid or redeemed within the same fiscal quarter.

•	As of December 31, 2019, 2020, 2021, and June 30, 2022, Bitdeer had no outstanding crypto lending or crypto wealth managements products, with Matrixport Group or otherwise, as illustrated in the table below.

January 11, 2023

	Year ended December 31,							Six months ended June 30,
	2019		2020		2021			2022
	US$,000%		US$,000%		US$,000%			US$,000%
								(unaudited)
Balance of Bitdeer’s total crypto lending and crypto wealth management products at the end of the period	–	0.0	–	0.0	–	0.0		–	0.0
Maximum month-end balance of Bitdeer’s total crypto lending and crypto wealth management products during the period	–	0.0	–	0.0	60,589	9.4	*	80,033	12.1	*
Total assets at the end of the period	421,266		853,302		646,974			659,685

* Fully repaid or redeemed within the same fiscal quarter

•	During the year ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, the month-end balance of Bitdeer’s crypto lending and crypto wealth management products never exceeded 0.0%, 0.0%, 9.4% and 12.1% of Bitdeer’s total assets at the end of respective period.

•	These historical transactions with Matrixport Group were not part of Bitdeer’s core business. The purposes of such transactions were merely to optimize Bitdeer’s cash management cycle and generate a higher return on Bitdeer’s own idle cash not otherwise used in its operating activities, in addition to direct deposits of fiat currencies at fixed rates. However, Bitdeer does not plan to conduct such transactions in the foreseeable future.

•	Bitdeer never used any of its clients’ assets or borrowed money or cryptocurrencies in order to lend crypto to and/or purchase crypto wealth management products from Matrixport Group.

B.	Generally, Bitdeer has not held a material amount of cryptocurrencies, or incurred a material amount of fees for custody services from Matrixport Group for such cryptocurrencies

•	It is Bitdeer’s policy to not hold a material amount of cryptocurrencies obtained through its business operations; rather, it has been Bitdeer’s long-standing practice to promptly convert substantially all of the cryptocurrencies obtained from its business operations into fiat currency. The cryptocurrencies held by Bitdeer as of December 31, 2019, 2020, 2021 and June 30, 2022 represented 0.3%, 1.1%, 1.0% and 0.5% of its total assets at the end of the respective period, and represented 1.2%, 5.2%, 1.6% and 1.7% of its total revenue in the respective period.

•	Although Bitdeer uses the custody services offered by Matrixport Group, the services fees paid by Bitdeer to Matrixport have been immaterial throughout the years ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022. Bitdeer incurred approximately US$0.3 million and US$0.08 million in service fees, including primarily custody fees, to Matrixport Group for the year ended December 31, 2021 and the six months ended June 30, 2022, which represented 0.1% and 0.04% of Bitdeer’s revenue during the respective period. The service fees Bitdeer paid to Matrixport Group for the years ended December 31, 2019 and 2020 were negligible.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

•	Bitdeer’s custody account in Matrixport Group is protected by security measures, including username, password, and hardware tokens, that are designed to safeguard Bitdeer’s cryptocurrencies from theft, loss, destruction or other issues relating to hackers and technological attack. Bitdeer also evaluates the system security design of Matrixport Group and regularly reviews the exposure of cryptocurrencies held in custody.

II.	Bitdeer has had limited exposure to counterparty risk

•	Crypto lending and purchase of crypto wealth management products have not historically been part of Bitdeer’s core business.

•	Bitdeer has been careful in selecting financial products to limit its exposure to counterparty risk. Bitdeer has historically purchased such products only from Matrixport Group due to its familiarity with Matrixport Group, and not from other parties. All of such products were short-term in nature and redeemable within the same fiscal quarter. As a result, Bitdeer has not incurred or been exposed to any material losses as a result of its relationship and/or transactions with Matrixport Group. It has not experienced any losses due to excessive redemptions, withdrawals, or any suspension of redemptions or withdrawals, of crypto assets from Matrixport Group.

•	Bitdeer does not anticipate entering into any crypto asset based lending or wealth management products with Matrixport Group or otherwise in the foreseeable future.

III.	Bitdeer’s business model has historically been resilient to cryptocurrency price volatility

•	Bitdeer expects its “proprietary mining” business line to continue to recoup cash, unless the price of Bitcoin experiences a drastic drop. For example, Bitdeer estimates the “shutdown Bitcoin price” for its proprietary mining business (i.e., the price of Bitcoin below which the operation of mining machines would no longer be economically beneficial) to be approximately US$10,000. The price of Bitcoin as of December 31, 2022 was US$16,576 per Bitcoin and the average daily price of Bitcoin in 2022 was approximately US$28,254 per Bitcoin.

•	Bitdeer’s other two business lines, “hash rate sharing” and “hosting,” allow Bitdeer to smooth the impact of cryptocurrency price volatility, as the proceeds from hash rate sales and service fees charged for hosting services are less directly related to cryptocurrency price, as compared to proprietary mining.

•	As a result of the foregoing, Bitdeer remains financially sound despite the significant drop in Bitcoin price due to the recent industry-wide market developments, which is supported by the following key unaudited financial indicators based on Bitdeer’s management account:

o	Bitdeer’s estimated revenue for the eleven months ended November 30, 2022 was approximately US$310.4 million.

o	Bitdeer’s estimated adjusted EBITDA for the eleven months ended November 30, 2022 was approximately US$91.9 million.

o	As of December 31, 2022, Bitdeer had approximately US$229.9 million cash and cash equivalent and US$31.0 million fiat currency investment, which is redeemable upon one-day notice.

o	As of December 31, 2022 and the date of this response letter, respectively, Bitdeer did not have any borrowing or other debt securities, other than the US$30 million Bitdeer Convertible Note due July 2023.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

Amendment No. 8 to Draft Registration Statement on Form F-4

General

1.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

The Company respectfully advises the Staff that Bitdeer was not directly affected by the recent crypto asset market developments, including the continued industry-wide fallout from the recent Chapter 11 bankruptcy filings of cryptocurrency exchanges FTX (including its affiliated hedge fund Alameda Research LLC) and other firms. That being said, the decrease and volatility of Bitcoin price as a result of these recent developments have affected Bitdeer’s business, financial condition and results of operations.

The Company has revised pages 198 and 226 of the Revised DRS/A to reflect the above.

2.	Revise to address any material risk or impact that the current crypto asset market disruption may have on the use and valuation of Bitdeer’s mining machines. Address any material risks to Bitdeer resulting from the price and volatility of Bitcoin, including the risk that such volatility may impact the ability of Bitdeer to generate profits from the operation of its crypto mining machines. In this regard, revise your disclosure to include a “breakeven analysis” comparing the value of one mined Bitcoin to your cost to mine the one Bitcoin. Your analysis should identify and explain the inputs used in your calculation.

Material risks and impact arising from the current crypto asset market disruption

In response to the Staff’s comment, the Company has expanded the disclosure on pages 42, 43, 54, 225 and 227 of the Revised DRS/A to cover potential risks arising from the current crypto asset market disruption and price and volatility of Bitcoin, including the impact of Bitcoin price on the use of Bitdeer’s mining machines, Bitdeer’s ability to derive economic benefits (i.e., positive cash flow or profits) from the operation of its mining machines, and the potential impact on the depreciation and impairment potential of Bitdeer’s mining machines.

Breakeven analysis

The Company further advises the Staff that it believes that Bitdeer’s proprietary mining business breaks even so long as it is economically beneficial for it to continue to operate its mining machines, and that is essentially when the mining machines contribute positive cash flow (i.e., when the variable cost to mine one Bitcoin, namely the electricity cost, equals the market price of a Bitcoin). Based on this overarching principle, Bitdeer’s electricity cost to mine one Bitcoin is approximately US$10,000. Such estimate is based on the following assumptions: 1) the Bitcoin network hash rate remains 239.4 EH/s, which was the hash rate on January 9, 2023, according to Frost & Sullivan; 2) Bitdeer’s average mining machine energy consumption remains at 35.5j/T, which represents the average mining machine efficiency as of November 30, 2022; and 3) electricity cost remains at US$0.047/kWh, which represents Bitdeer’s average electricity price in November 2022. The estimate of approximately US$10,000 is essentially the “shutdown Bitcoin price” for Bitdeer’s proprietary mining business, indicating that as long as the Bitcoin price is higher than US$10,000, Bitdeer would continue to operate its mining machines and such operation would be economically beneficial to Bitdeer. The analysis has been reflected on page 225 of the Revised DRS/A.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

For illustrative purposes only, for Bitdeer to “break even” for its proprietary mining business and generate profits from operation of its mining machines, it has to include other cost items such as depreciation expenses and personnel costs. The Company respectfully submits that the “breakeven Bitcoin price” would be approximately US$14,000 taking into account the following facts and assumptions: (i) the total cost of the mining machines as of November 30, 2022 was approximately US$128.7 million, which is unaudited and based on Bitdeer’s management account; (ii) residual value of the mining machines is estimated to be 10%; (iii) only approximately 33% of Bitdeer’s mining fleets had not yet been fully depreciated as of November 30, 2022; (iv) the costs of the mining machines will be depreciated over a period of two years as consistent with Bitdeer’s accounting policy; (v) the average monthly personnel costs related to the proprietary mining business is approximately US$1.5 million during the fourth quarter of 2022, which is unaudited and based on a good faith estimate; and (vi) other assumptions underlying the calculation of shutdown price as stated above.

In actual business practice, Bitdeer will most likely disregard costs such as depreciation expenses and personnel costs when Bitdeer needs to evaluate whether it should shut down its mining machines. To fully exploit the residual value of these assets, Bitdeer will continue to operate these mining machines to recoup cash, even when the total costs, with depreciation expenses and personnel costs accounted for, outweigh the value of a Bitcoin. In addition, crypto miners usually compete for a lower shutdown Bitcoin price because the one with lower shutdown Bitcoin price will eventually benefit from rising mining yield as a result of shutting down of other crypto miners which lowers the Bitcoin network hash rate and overall mining difficulties.

It is of note that Bitdeer has a unique business model which also includes “hash rate sharing” and “hosting” in addition to its “proprietary mining” business. The combination of these product offerings has made Bitdeer’s performance more resilient to the volatility of Bitcoin price. Bitdeer strategically allocates a significant amount of proprietary hash rate to hash rate sales through Cloud Hash Rate, which enables instant cash pay-back upon customers’ subscription to Bitdeer’s hash rate plans. Bitdeer’s hosting service, which comes in the form of Cloud Hosting, General Hosting and Membership Hosting, is also subject to less risk in a volatile crypto market as Bitdeer mainly charges services fees, albeit the slight differences of monetization model under each offering type.

The relatively low “breakeven Bitcoin price” for proprietary mining business, along with the diversified business model of “hash rate sharing” and “hosting” services, allows Bitdeer’s overall performance to be relatively more resilient to the volatility of Bitcoin price.

3.	We note press reports indicating that Bitdeer and its related parties are involved in setting up a fund to buy distressed assets from Bitcoin miners. Please disclose, if material, Bitdeer’s strategy related to purchasing distressed assets from miners, including a description of past, current and/or future agreements or plans to invest in these assets, and a description of the fund (amount, purpose, etc.). In doing so, advise how the decrease in value of these assets has impacted or will impact any investment strategy related to purchasing distressed mining assets given the value of mining assets has decreased due to market volatility and increased energy costs.

As disclosed on page 227 of the Revised DRS/A, one of the key factors affecting Bitdeer’s results of operations is its ability to procure mining machines at a lower cost. It is part of Bitdeer’s operation goals to secure cheaper mining machines. The Company respectfully advises the Staff that albeit the press reports in September 2022, as of the date of this response letter, Bitdeer has not entered into any agreement relating to the proposed fund to purchase distressed assets from miners. Relevant parties are still contemplating the size and structure of the fund, as well as investors’ contributions. If the fund is established, Bitdeer expects to raise capital only from qualified investors through private investments. However, it is possible that the fund may not be established at all, taking into consideration the recent market developments. The Company undertakes it will provide updates if Bitdeer has entered into material contracts in relation to the fund.

The Company has revised page 227 of the Revised DRS/A to reflect the above.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

Risk Factors, page 42

4.	Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

In response to the Staff’s comment, the Company has revised pages 72 and 73 of the Revised DRS/A.

5.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.

•	Risk of loss of customer demand for your products and services.

•	Financing risk, including equity and debt financing.

•	Risk of increased losses or impairments in your investments or other assets.

•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

•	Risks from price declines or price volatility of crypto assets.

The Company respectfully advises the Staff the following:

•	Risk from depreciation of Bitdeer’s stock price has been disclosed on page 98 of the Revised DRS/A, under the section entitled “Risk Factors — Risks Related to BTG — Recent market volatility could impact the stock price and trading volume of the BTG ADSs.” The Company has further revised pages 93 and 94 of the Revised DRS/A to enhance the disclosure relating to this risk.

•	Risk of loss of customer demand for Bitdeer’s products and services has been disclosed on pages 49 and 50 of the Revised DRS/A, under the section entitled “Risk Factors — Risks Related to Bitdeer — Risks Related to Bitdeer’s Business, Operations, Industry and Financial Condition — The development of blockchain technology and cryptocurrency is in its early stage and any adverse development in the cryptocurrency or blockchain market could adversely affect Bitdeer’s business and results of operations.” The Company has further revised page 64 of the Revised DRS/A to enhance the disclosure relating to this risk.

•	Financing risk, including equity and debt financing has been disclosed on page 44 of the Revised DRS/A, under the section entitled “Risk Factors — Risks Related to Bitdeer — Risks Related to Bitdeer’s Business, Operations, Industry and Financial Condition — Although Bitdeer has an organic way of growing its mining fleets, its business is nevertheless capital intensive. It may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.” The Company has further revised page 44 of the Revised DRS/A to enhance the disclosure relating to this risk.

•	Risk of increased losses or impairments in Bitdeer’s investments or other assets has been disclosed on pages 63 and 64 of the Revised DRS/A, under the section entitled “Risk Factors — Risks Related to Bitdeer — Risks Related to Cryptocurrencies — Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin which would decrease the demand for Bitdeer’s products and services. Further, digital asset exchanges on which crypto assets trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Incorrect or fraudulent cryptocurrency transactions may be irreversible.” The Company has further revised page 64 of the Revised DRS/A to enhance the disclosure relating to this risk.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

•	Risks of legal proceedings and government investigations have been disclosed on pages 50 and 51 of the Revised DRS/A, under the section entitled “Risk Factors — Risks Related to Bitdeer — Risks Related to Bitdeer’s Business, Operations, Industry and Financial Condition — Bitdeer is subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies, in particular Bitcoins, which could negatively affect its business, results of operations and financial position” and pages 74 and 75 of the Revised DRS/A, under the section entitled “Risk Factors — Risks Related to Bitdeer — Risks Related to Regulatory Compliance and Other Legal Matters — Bitdeer may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage Bitdeer’s reputation and materially and adversely affect Bitdeer’s business and prospects.” The Company has further revised page 57 of the Revised DRS/A to enhance the disclosure relating to this risk.

•	Risks from price declines or price volatility of crypto assets have been disclosed on pages 42 and 43 of the Revised DRS/A, under the section entitled “Risk Factors — Risks Related to Bitdeer — Risks Related to Bitdeer’s Business, Operations, Industry and Financial Condition — Bitdeer’s results of operations have been and are expected to be continue to be significantly impacted by Bitcoin price fluctuation.” The Company has further revised pages 63, 64, 93 and 94 of the Revised DRS/A to enhance the disclosure relating to this risk.

Although Bitdeer has an organic way of growing its mining fleet, its business is nevertheless capital intensive..., page 44

6.	Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

The Company respectfully advises the Staff that none of Bitdeer’s crypto assets are used by Bitdeer itself or others as collateral. Potential financing or other risks that Bitdeer may otherwise face as a result of the crypto asset market disruption have been disclosed in response to comment 5 above.

Changes in international trade policies and international barriers to trade may have an adverse effect..., page 58

7.	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

In response to the Staff’s comment, the Company has revised page 55 of the Revised DRS/A.

Concerns about greenhouse gas emissions and global climate change may result in environmental taxes..., page 59

8.	We note the recent enactment of legislation in New York establishing a two-year moratorium on issuing permits for certain cryptocurrency mining operations that use carbon-based power sources. Although you do not operate in New York, discuss the possibility of similar laws being enacted in jurisdictions that you do operate in.

In response to the Staff’s comment, the Company has revised page 61 of the Revised DRS/A.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself..., page 62

9.	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

In response to the Staff’s comment, the Company has revised pages 64, 72 and 73 of the Revised DRS/A.

Bitdeer may not have adequate sources of recovery if the cryptocurrencies held by it are lost..., page 62

10.	We note the media has reported on Matrixport’s exposure to recent distress in the crypto asset market. We also note that Bitdeer primarily utilizes Matrixport to dispose of its crypto assets. Disclose any material losses Bitdeer has incurred or been exposed to as a result of its relationship and transactions with Matrixport. Revise your risk factor disclosure to describe any material risk to Bitdeer, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets from Matrixport or other exchanges or platforms Bitdeer may use. Identify any material concentrations of risk and quantify any material exposures.

The Company respectfully advises the Staff that:

(i)	Bitdeer has never incurred or been exposed to any losses as a result of its relationship and transactions with Matrixport Group, and

(ii)	Bitdeer has never experienced any excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets from Matrixport Group or other exchanges or platforms.

That being said, the Company has revised page 65 of the Revised DRS/A to include potential risks if Bitdeer does engage in such activities in the future.

In addition, Bitdeer has never purchased any products linked to FTX via Matrixport Group or other exchanges or platforms, and has no counterparty credit exposure to FTX, as disclosed on pages 198 and 226 of the Revised DRS/A in response to comment 1 above.

Bitdeer requires certain approvals, licenses, permits and certifications to operate. Any failure to obtain or renew..., page 72

11.	We note your disclosure that Bitdeer is required to maintain certain approvals and licenses in accordance with the laws and regulations in the jurisdictions in which it operates. With a view towards revised disclosure, advise whether there are governmental licenses and authorizations required for Bitdeer to offer its products and services to customers. Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of jurisdictions where you have attained the applicable permissions, if any. Describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

In response to the Staff’s comment, the Company has revised pages 76, 77 and 203 of the Revised DRS/A.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

Bitdeer’s management and compliance personnel have limited experience handling a listed..., page 80

12.	To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

In response to the Staff’s comment, the Company has revised page 84 of the Revised DRS/A.

Certain Projected Information of Bitdeer, page 136

13.	We note the projections provided by Bitdeer to BSGA included in your registration statement were prepared in December 2021 for the two-year period ending December 31, 2022. Given the age of the projections and the recent volatility, bankruptcies and financial distress in the crypto asset market, please confirm whether or not the projections still reflect management’s views on future performance. Describe what consideration your board gave to obtaining updated projections or a lack of reliance upon the projections. In doing so, address whether key assumptions underlying the projections have reflected actual performance (including, but not limited to, the price of Bitcoin and Bitdeer’s proprietary and total network hash rate and the number and efficiency of its mining machines).

In response to the Staff’s comment, the Company respectfully advises the Staff that BSGA’s management team and the BSGA Board have been continuously monitoring the developments in crypto asset market, including, among other aspects, the price and volatility of Bitcoin and other major cryptocurrencies as well as bankruptcies filed by and financial distress of certain participants of the crypto asset market. Based on their observation of these developments and taking into consideration the age of the Bitdeer operational and financial projections previously made available to BSGA (the “Current Projections”), BSGA has been in discussions with Bitdeer to evaluate whether the Current Projections remain representative of the view of Bitdeer’s management on Bitdeer’s performance. BSGA and Bitdeer are also discussing revisions to the Current Projections in general. Such revisions (if applicable) will be reflected in a subsequent amendment to the Revised DRS/A.

Information Related to Bitdeer, page 190

14.	We note your disclosure that disposal of crypto assets has been “primarily” to Matrixport Group. Please tell us the frequency with which you withdraw fiat currency from Matrixport. With a view towards revised disclosure, advise whether Bitdeer is dependent on any other platforms to liquidate its Bitcoin or other crypto assets or convert such crypto assets into fiat currency. Address the company's reliance on any such platform. Additionally, to the extent material, discuss how recent market events, including the bankruptcies of certain crypto market participants (including, but not limited to, FTX, Alameda Research, Core Scientific, Compute North, Voyager Digital and Celsius Mining), and the downstream effects of those events have impacted or may impact Bitdeer’s business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether Bitdeer has material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

The Company respectfully advises the Staff the following:

•	Bitdeer disposes its cryptocurrencies to Matrixport Group once in every two to three days, at spot price on the date of disposal.

•	Bitdeer is not dependent on any particular platforms to liquidate its Bitcoin or other crypto assets or convert such crypto assets into fiat currency.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

•	None of Bitdeer’s business, financial condition, or to Bitdeer’s knowledge, its customers or counterparties, has been materially affected by the recent market events directly. However, Bitdeer’s business has been impacted by the decrease and volatility of Bitcoin price as a result of the recent market events, which has been disclosed on pages 198 and 226 of the Revised DRS/A in response to comment 1 above.

•	Bitdeer does not have any material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated as a result of the recent market events. Bitdeer does not expect the potential bankruptcies of FTX to have any direct impact on its business or operations, which has been disclosed on pages 198 and 226 of the Revised DRS/A in response to comment 1 above.

15.	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

•	Have the crypto assets of their customers unaccounted for.

•	Have experienced material corporate compliance failures.

The Company respectfully advises the Staff that Bitdeer does not have any direct or indirect exposures to other counterparties, customers, or other participants in crypto asset markets which, to Bitdeer’ knowledge, have experienced any of the above, except for Matrixport’s exposure to recent distress in the crypto asset market as indicated in comment 10 above. However, Bitdeer has never incurred or been exposed to any losses as a result of its relationship and/or transactions with Matrixport Group, and has never experienced any excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets from Matrixport Group, as reflected in the Company’s response to comment 10 above.

16.	We note your disclosure on page 200 that Bitdeer’s custody accounts in Matrixport Group are protected by username, password, and hardware tokens. If material to an understanding of your business, discuss any other steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption. Additionally, to the extent not already addressed on page 62, describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

The Company respectfully advises the Staff the following:

•	Bitdeer does not hold cryptocurrencies for its customers and that mining rewards will be directly transferred to the wallets of customers.

•	It is Bitdeer’s policy to not hold a significant amount of cryptocurrencies obtained through its business operations; rather, it has been Bitdeer’s long-standing practice to promptly convert substantially all of the cryptocurrencies obtained from its business operations into fiat currency. The cryptocurrencies held by Bitdeer as of December 31, 2019, 2020, 2021 and June 30, 2022 represented 0.3%, 1.1%, 1.0% and 0.5% of its total assets at the end of the respective period, and represented 1.2%, 5.2%, 1.6% and 1.7% of its total revenue in the respective period.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

•	Of the cryptocurrencies held by Bitdeer, substantially all are held in custody by Matrixport Group, which are protected by security measures, including username, password, and hardware tokens, that are designed to safeguard Bitdeer’s cryptocurrencies from theft, loss, destruction or other issues relating to hackers and technological attack.

•	Bitdeer’s cryptocurrencies under custody are segregated in a designated custody account of Bitdeer, as the wallet addresses are independent and exclusive to Bitdeer that will not be shared with Matrixport Group or its other customers. The wallet addresses and assets can be verified, tracked and monitored on chain.

•	Matrixport Group offers a robust security infrastructure designed to safeguard its custody clients from crypto fraud. The generation and storage of, and the transaction signing by, the private keys are all under encryption in hardware security modules (HSMs) that provide tamper evidence, tamper resistance and tamper responsiveness features to safeguard the private keys and make sure no staff of Matrixport Group or anyone can have access to plain text of private keys.

•	In extreme case, private keys can be recovered by Matrixport Group’s disaster recovery measure. Private keys have been sharding into eight pieces that will be stored in an encrypted hard disk which will then be kept in physical safe deposit boxes in different banks. These sharding pieces are accessible only to certain qualified employees of Matrixport Group, who must obtain prior permission and must follow “Segregation of Duty and Least Knowledge Principle” under which such employees have right to recover the private keys but no right to trigger the withdrawal function from customers’ designated accounts. All crypto transactions will be monitored by Matrixport Group’s central security system. If an unusual transaction is identified, an alert will be issued to the relevant customer in real time for transaction verification.

Policies and Procedures Related to Our Cryptocurrencies, page 198

17.	We note your revised disclosures on pages 233 and 234 in response to prior comment 2. Consistent with our prior comment, in light of your historical use of cash in operating activities, please also revise the disclosure on page 199 indicating anticipated cash flow from operations, in addition to your cash reserves, will be sufficient to meet your current and anticipated working capital requirements and capital expenditures.

In response to the Staff’s comment, the Company has revised page 206 of the Revised DRS/A.

18.	You state that “[t]he legal test for determining whether any given digital asset is a security, as described above, is a highly complex, fact-driven analysis that may evolve over time,” that the SEC “generally does not provide sufficient guidance or confirmation on the status of any particular digital asset as a security,” and that “the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.” Please remove these statements as the legal tests are well established by U.S. Supreme Court case law and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

In response to the Staff’s comment, the Company has revised page 206 of the Revised DRS/A.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

19.	We note your response to prior comment 14 in your letter dated December 21, 2022. You advise that Bitdeer “expects to collect or fully redeem all lending or wealth management products previously purchased from Matrixport Group by the end of December of 2022 and Bitdeer does not foresee any issues with such collection or redemption.” Update your registration statement to reflect this response regarding the status of Bitdeer’s investments with Matrixport and its plans for any future business with Matrixport. Your revised disclosure here and on page 245 should clearly disclose, as of the date of your registration statement, all loans and transactions with Matrixport, including wealth management products or amounts that are otherwise owed or due to Matrixport. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised pages 205, 206 and 254 of the Revised DRS/A.

Bitdeer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 214

20.	Disclose whether you have experienced, either directly or indirectly, prohibitions from redeeming or withdrawing crypto assets and explain the potential effects on your financial condition and liquidity.

The Company respectfully advises the Staff that Bitdeer has never experienced, either directly or indirectly, prohibitions from redeeming or withdrawing crypto assets from Matrixport Group or other crypto platforms. All of Bitdeer’s crypto loans and crypto wealth management products had been full redeemed by December 2022, and Bitdeer does not anticipate to actively participate in such activities in the foreseeable future.

The Company has revised page 205 of the Revised DRS/A to reflect the above.

21.	We note that you own or have issued crypto assets and/or hold crypto assets on behalf of third parties. To the extent material, explain whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

The Company respectfully advises the Staff that Bitdeer has not issued any crypto assets and does not hold crypto assets on behalf of third parties.

As discussed in response to comment 16 above, Bitdeer generally only holds an insignificant amount of cryptocurrencies obtained through its business operation. The cryptocurrencies held by Bitdeer as of December 31, 2019, 2020, 2021 and June 30, 2022 represented 0.3%, 1.1%, 1.0% and 0.5% of its total assets at the end of the respective period, and represented 1.2%, 5.2%, 1.6% and 1.7% of its total revenue in the respective period. None of crypto assets owned or held by Bitdeer are used by Bitdeer itself or others as collateral.

22.	To the extent material, explain whether, to your knowledge, crypto assets you own or have issued serve as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

The Company respectfully advises the Staff that Bitdeer has not issued any crypto assets, as discussed in response to comment 21 above. None of crypto assets owned or held by Bitdeer are used by Bitdeer itself or others as collateral.

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

January 11, 2023

23.	Your disclosure states Bitdeer has “historically achieved significant growth in recent periods.” In light of recent market events related to Bitdeer’s business, advise whether Bitdeer expects to continue to achieve the same or similar level of growth in future periods. Amend your disclosure to discuss whether (or not) Bitdeer expects this growth trend to continue. In this regard, we also note your response dated December 21, 2022 to prior comment 14 indicating that the “decrease in Bitcoin price resulted from the FTX bankruptcy is expected to negatively impact Bitdeer’s mining yields.” Relatedly, we note your disclosure on page 45 that Bitdeer may not be able to maintain or increase its profitability over the long term. Revise this risk factor disclosure to address the impact of current events in the crypto asset market and acknowledge in your “Overview” on page 214 that your recent growth trends may not continue.

In response to the Staff’s comment, the Company has revised pages 198 and 222 of the Revised DRS/A to clarify that Bitdeer’s recent growth trends may not continue and Bitdeer may not maintain or increase its profitability over the long term.

In addition, the Company has revised page 222 of the Revised DRS/A to clarify the known trends in terms of Bitdeer’s revenue, adjusted EBITDA and cash and cash equivalent.

Key Factors Affecting Our Results of Operations Price and volatility of Bitcoin, page 218

24.	Please revise to also disclose the impact on the use and valuation of your mining machines from the price and volatility of Bitcoin. In this regard, address the risk that crypto mining machines would have to be shut down for lack of profitability once the price of Bitcoin declines below a certain amount. In addition, please also balance your disclosure with a discussion of the depreciation potential in light of the significant decline in Bitcoin prices since November 2021.

In response to the Staff’s comment, the Company has revised pages 42, 43, 225, 226 and 227 of the Revised DRS/A.

Cryptocurrency Services Provided by Matrixport Group, page 245

25.	Revise to explain how Bitdeer’s management personnel have “significant influence” over Matrixport.

In response to the Staff’s comment, the Company has revised page 253 of the Revised DRS/A.

Bitdeer Technologies Holding Company and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 20. Related Party Transactions, page F-58

26.	We continue to consider your responses to comment 3 in your letter dated September 6, 2022, to comments 2 and 3 in your letter dated November 3, 2022, and to comment 7 in your letter dated November 23, 2022, in addition to your response letter dated December 21, 2022, regarding your accounting for cryptocurrency lending transactions and wealth management products and may have further comment.

The Company acknowledges the Staff’s comment.

*           *           *

55 Hudson Yards, New York, New York 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP